CONTINENTAL ALLOY WHEEL CORPORATION
PO BOX 717
CULPEPER, VA 22701

November 8, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:

Re:           Continental Alloy Wheel Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 23, 2011
File Number: 333-173038

Dear Sirs,

In response to your letter dated October 20, 2011, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Prospectus

1.
We note your response to prior comment 1.  Please revise to provide detailed legal analysis as to why you believe that a bank account held by your law firm at an insured depository institution satisfies the requirement under Rule 419 that the escrow account be “maintained by an insured depository institution.”  Cite all authority upon which you rely, including the SEC Proposing Release (33-6891, April 17, 1991) and Final Release (33-6932, April 1992), as appropriate.

The firm of Befumo & Schaeffer, PLLC will not hold escrow, or hold the escrow bank account.  The disclosure has been amended to indicate that the escrow will be held in an escrow account maintained by an insured depository institution, (as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act).

Prospectus Cover Page
2.
We note your response to prior comment 3 and we reissue the comment.  Your disclosure in the prospectus continues to state that you will offer 1,500,000 shares despite the fact that your fee table and prospectus cover page state that you are offering 2,500,000 shares.  Revise to reconcile.

The discrepancy has been reconciled in the amended filing.

The Company, page 8

3.
We note that you filed your lock-up letter agreement as exhibit 10.1 in response to our prior comment 11.  Please tell us why the agreement is on company letterhead given that the representation is made by Mr. Befumo in his individual capacity.  In addition, please add disclosure as to whether the agreement is binding given that Mr. Befumo is the sole stockholder, officer and director of the company.

The lockup letter has been revised and is filed as Exhibit 10.1 of the current amendment.  Although Mr. Befumo is the sole stockholder, officer and director of the Company, the agreement is a valid and binding unilateral contract with subscribers.  The unilateral contract comprises an offer by Mr. Befumo to not sell his shares of the Company during a specified period of time.  When a subscriber subscribes for shares, he accepts the offer, thus creating a binding obligation of Mr. Befumo to act pursuant to the agreement.

4.
We note your response to prior comment 13.  Your revised disclosure here and in the second paragraph of the prospectus cover page suggests that the subscription funds and purchased securities will not be held in escrow until such time as the offering minimum is achieved.  Revise the prospectus to remove this implication.

The disclosure has been amended accordingly.

Because our sole officer and director…, page 12

5.	Revise to disclose here and in the first paragraph of the summary that Mr. Befumo currently owns 100% of your common stock.

The disclosure has been amended accordingly.

Reporting Requirements May Delay…, page 15

6.
We note your response to prior comment 18 and we reissue the comment.  Disclose the risks to investors if you do not register a class of your securities under the Exchange Act, including risks related to discontinuation of periodic disclosure requirements and the inapplicability of proxy rules and section 16 of the Exchange Act.

We have revised the risk factor accordingly.

We will incur ongoing costs…, page 18
7.	We note your response to prior comment 15. Please disclose the impact on investors should you be forced to cease operations while the subscription funds are held in escrow.

We have revised the risk factor accordingly.

Plan of Distribution, page 21
8.
Please revise the third sentence of the second-to-last paragraph of page 23 to specify the criteria that a target must satisfy to be a suitable acquisition candidate and the number of investors that must elect to reconfirm their subscriptions.

The disclosure has been amended accordingly.

Description of Business, page 26

9.	We note your response to prior comment 23. Please revise throughout your prospectus to clarify your disclosure that you will target an entity “actively engaged in a significant business activity.”

The disclosure has been amended accordingly.

General Business Plan, page 30

10.
We note your response to prior comment 26.  Your disclosure remains unclear as to why you believe certain third parties would rather merge with a public shell company than to conduct their own initial public offerings.  Revise accordingly.

Our belief that a target company may rather merge with a public shell than to conduct its own initial public offering is based upon solely upon the experience of Mr. Befumo.  We have amended the disclosure to remove the implication that becoming publicly traded may be a reason for a target completing a transaction with our company.  We have additionally added disclosure that a target company will incur substantial cost, and we have added a risk factor with respect to this issue.

Acquisition of Opportunities, page 32

11.
We note your response to prior comment 29 and your revised disclosure in the second-to-last paragraph on page 33.  Please revise further to explain why the need for shareholder approval will not be a factor in the evaluation of business opportunities.  In addition, please provide appropriate risk factor disclosure regarding this risk.

Considering shareholder rights under Rule 419, including the right to vote in a reconfirmation offering, we have determined that shareholder approval will be a factor in evaluation of business opportunities, and have thus removed the language.  There is a risk factor concerning the sole officer’s significant influence over matters submitted to shareholders for approval.

Liquidity and Capital Resources, page 34

12.
We note that you have removed disclosure related to your monthly burn rate in response to prior comment 30.  Please revise to disclose your monthly burn rate and provide updated disclosure regarding your current cash on hand.  In addition, as previously requested, please disclose the source of the funds you will use to pay your anticipated offering expenses of $5,000.

We have disclosed the Company’s monthly burn rate and provided updated disclosure regarding our current cash on hand.  We have also disclosed the source of the funds we will use to pay our anticipated offering expenses of $5,000.

Background of Directors, Executive Officers…, page 35

13.	Please provide objective support for your statement that Xcelplus International, Inc. is a leading edge alternative fuels group.

We have revised the disclosure.

Financial Statements, page 39

14.
We see that you deleted the audited financial statements as of December 31, 2010 in your amendment.  Please revise to put them back in your filing or tell us what guidance you replied on in deleting them from the amendment.

Our Amendment No. 2 to Form S-1 includes the audited financial statements as of December 31, 2010.

15.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

The Company will update the financial statements when required by Rule 8-08 of Regulation S-X.

16.	Please revise to present the representation of management on interim financial statements, as required by Instruction 2 to Rule 8-03 of Regulation S-X.

Note 2 to the financial statements has been revised accordingly.
Consent of Independent Registered Public Accounting Firm – Exhibit 23.1

17.
To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

The Company has provided a currently dated and signed consent from its independent accountants with Amendment No. 2 to Form S-1.

Yours truly,

/s/Andrew J. Befumo
Andrew J. Befumo
Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director